[Letterhead of]

C R A V A T H,   S W A I N E   &   M O O R E   L L P

October 26, 2009

AOL Inc.

Registration Statement on Form 10

File No. 001-34419

Dear Mr. Shuman:

We refer to the letter of October 9, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to AOL Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on Amendment No. 1 to the Company’s Registration Statement on Form 10, File No. 001-34419, filed on September 16, 2009 (as so amended, the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. Four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement are enclosed for your convenience.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

General

1.	We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated August 26, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

Response: The Company acknowledges the Staff’s comment. Enclosed as Annex A to this letter is an acknowledgement of the representations signed by Timothy Armstrong, the Chairman and Chief Executive Officer of the Company.

2.	We received your application for confidential treatment of portions of several exhibits. Be advised that we will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment.

Information Statement, Exhibit 99.1

The Spin-Off

Background, page 30

3.	You state that the board evaluated the alternatives to the spin-off based on the “input and advice of Time Warner and AOL management and Time Warner’s advisers.” To the extent that the board’s decisions to effect a spin-off of AOL was based in material part on the analysis or recommendation of advisors, it appears that you should identify the outside advisors to Time Warner and the company and discuss the nature of the reports and recommendations by them.

Response: The Company has revised its disclosure on pages 30 and 31 to address the Staff’s comment. The Company supplementally advises the Staff that the external advisors engaged by Time Warner in connection with the evaluation of strategic alternatives, including the spin-off, acted solely in an advisory capacity to the management teams of Time Warner and AOL, not to Time Warner’s board. The advisors’ primary role was assisting management in evaluating the various strategic alternatives available to Time Warner with respect to its ownership of the Company, and although the Time Warner board indirectly had the benefit of such advice in considering the various strategic alternatives as a result of the assistance such advisors provided to management, such advisors did not present a report or recommendation to the board in respect of such alternatives.

Business, page 43

4.	Please describe the material terms of the Network Services Agreement with MCI Communications Services, Inc. and the Agreement for Delivery of Service with Level 3 Communications, LLC which you have filed as exhibits to this filing. Include a discussion of the parties’ respective rights and obligations under the agreements, term of agreements, and any other material terms such as any material minimum purchase commitments.

Response: The Company has revised its disclosure on page 46 to address the Staff’s comment. The Company advises the Staff that the minimum purchase commitment requirement under each of the Level 3 and MCI agreements is commercially sensitive information for which confidential treatment has been requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Acquisition of Patch Media Corporation, page 59

5.	You state on page 60 that an appraisal was conducted to determine the value of the Patch Media Corporation. Please disclose the valuation methodologies associated with this related party transaction, the assumptions made in assessing the value, and any material limitations on the conclusions. Provide us supplementally with a copy of the appraisal report.

Response: The Company has revised its disclosure on pages 59 and 60 to include information regarding the valuation analysis completed in connection with the acquisition of Patch Media Corporation. The Company has supplementally sent to the Staff a copy of the report issued by Time Warner’s financial advisor on June 10, 2009.

Executive Compensation, page 87

6.

In response to comment 21, you state that the spin-off should be treated like an initial public offering of a new “spun-off’ company for purposes of Item 402 disclosure and therefore compensation information relating to Randy Falco and Nisha Kumar need not be provided. Please note that even in the context of an initial public offering, executive compensation disclosure for the last completed fiscal year is required for all persons who served as the Chief Executive Officer and Chief Financial Officer during the last completed fiscal year. The Regulation S-K Compliance and Disclosure Interpretation Question 217.01 that you reference in your response letter does not appear to support a conclusion that you may omit this historical executive compensation information entirely for former officers. Please revise the filing to include the applicable compensation information for Randy Falco and Nisha Kumar. We will not object if you include an explanation that this disclosure may not be accurate indicators of the company’s current and anticipated policies and compensation decisions for the new CEO and CFO.

Response: The Company acknowledges the Staff’s comment to provide compensation information for Randy Falco, the Company’s former Chief Executive Officer, and Nisha Kumar, the Company’s former Chief Financial Officer. The Company has revised the Compensation Discussion and Analysis and the related tables to include compensation information for Mr. Falco and Ms. Kumar. In addition, the Company has revised the Compensation Discussion and Analysis and the related tables beginning on page 91 to include compensation information for Ron Grant, the Company’s former President and Chief Operating Officer, who was among the Company’s three most highly compensated executive officers during 2008 and who departed during 2009. As a result of the inclusion of compensation information for Mr. Grant, the Company has omitted the compensation information for David Harmon, the Company’s current Executive Vice President, Human Resources, and removed agreements previously filed as exhibits 10.10, 10.13, 10.16, 10.17 and 10.18 to the Registration Statement that relate to him, because Mr. Harmon was not among the Company’s three most highly compensated executive officers during 2008 after giving effect to such inclusion.

7.	We note your response to comment 24 but continue to believe that historical executive compensation disclosure for fiscal years 2007 and 2006 are material to investors and required under Item 402 of Regulation S-K. In this regard, it appears that three of your named executive officers are the same before and after the spin-off and these officers are functioning in substantially the same business roles. The information regarding their pay levels in prior periods is informative regarding what might be expected by them in future periods. Changes in duties such as working to effect the spinoff and preparing to operate as an independent entity as opposed to operating a segment of the parent are not the type of changes in the scope of supervision of underlying business activities that the C&DI 217.01 appears to reference.

Response: The Company acknowledges the Staff’s comment to include in the Summary Compensation Table for executive officers information with respect to their compensation during fiscal years 2007 and 2006. The Company remains of the view that such information is not required under Instruction 1 to Item 402(c) and does not believe that the Staff’s Compliance and Disclosure Interpretation 217.01 is intended to override the clear wording of the rule. Instruction 1 to Item 402(c) provides: “Information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” The Company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during fiscal years 2007 and 2006, and no compensation information with respect to those years was previously required to be provided by the Company in response to an SEC filing requirement. Accordingly, the Company respectfully submits that the Company does not have an obligation to provide information with respect to the compensation of the Company’s named executive officers during fiscal years 2007 and 2006.

Security Ownership of Certain Beneficial Owners and Management, page 125

8.	We note your response to comment 25 of our letter dated August 26, 2009 but continue to believe that the identity of beneficial owners should be provided. Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as the Capital Research Global Investors, AXA Financial, Inc., and Dodge & Cox. In your response, describe your efforts to elicit this information from the shareholders.

Response: To address the Staff’s comment, Time Warner contacted each of Capital Research Global Investors, AXA Financial, Inc. and Dodge & Cox to request that each provide the identity of any natural persons who, directly or indirectly, have or share voting and/or investment power. Time Warner has received responses from (i) Dodge & Cox stating that no individual has voting power over securities held in its client accounts and (ii) AXA Financial, Inc. stating that, to the best of its knowledge, no natural person directly or indirectly has or shares voting and/or investment power with respect to the shares of Time Warner that it beneficially owns. As of the date hereof, Time Warner has not received a response from Capital Research Global Investors. In accordance with Instruction 3 to Item 403 of Regulation S-K, the Company advises the Staff that it has relied on the information set forth in the Schedule 13G filings made by the above-referenced legal entities and does not know of or have reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.

Transition Services Agreement, page 129

9.	We note your response to comment 26 that you will provide additional disclosure regarding the services in the Transition Services Agreement. Please ensure to include disclosure regarding the term of each of the services, how the internal cost amounts were determined, and how those prices compare to the cost of similar services from independent parties. To the extent either party is contractually obligated to pay for or supply material amounts of services in specified amounts, provide appropriate disclosure.

Response: The Company has revised its disclosure on pages 152 and 153 to include additional details with respect to the Transition Services Agreement.

Other Agreements, page 130

10.	You disclose that you are currently a party to various agreements with Time Warner and its subsidiaries that cover a range of services, including the provision of computer/technology hosting and other technical support, advertising sales and advertising placement arrangements, licensing and content distribution arrangements, web and sponsored search services arrangements, and miscellaneous sublease arrangements. You also state that prior to the separation, you have had various agreements and arrangements with Time Warner, including arrangements whereby Time Warner provides cash management and treasury services to AOL. Please confirm that these agreements and arrangements do not exceed $120,000 and are not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised its disclosure beginning on page 150 to provide further information with respect to certain specified transactions.

The Company further advises the Staff that, in making its disclosure determination, the Company applied the test under Item 404(a) of Regulation S-K and the guidance set forth in SEC Release No. 34-54302A (the “Release”) in order to identify the agreements and arrangements that should be disclosed pursuant to Item 404(a). The Release provides in relevant part that:

“…[A] company must disclose based on whether the related person had or will have a direct or indirect material interest in the transaction. The materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances. As was the case before adoption of amended Item 404(a), the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors.”

“…[W]hen the amount involved in a transaction exceeds the prescribed threshold ($120,000 under the amended rule we adopt today), a company should evaluate whether the related person has a direct or indirect material interest in the transaction to determine if disclosure is required. As was the case with Item 404(a) prior to adoption of these amendments, there may be situations where, although the instructions to Item 404(a) do not expressly provide that disclosure is not required, the interest of a related person in a particular transaction is not a direct or indirect material interest. In that case, information regarding such interest and transaction is not required to be disclosed under Item 404(a).”

In this connection, the Company identified all relevant transactions with “related persons”, as that term is defined under Instruction 1 to Item 404(a) of Regulation S-K. The Company then assessed each such transaction to determine whether the amount involved exceeds $120,000. For each transaction with a related person involving an amount exceeding $120,000, the Company considered the materiality of the related party’s interest and the significance of the information to investors in light of all the circumstances, in each case in accordance with Item 404(a) and the guidance set forth in the Release. On the basis of this analysis, the Company advises the Staff that all transactions required to be disclosed pursuant to Item 404(a) have been disclosed in the Registration Statement.

Exhibits

11.

We note that the Form of Separation and Distribution Agreement and the Form of Transition Services Agreement between AOL and Time Warner that were filed as exhibits do not appear to contain the complete and final terms of those agreements. Please refile the agreements, including the complete Schedules to the agreements, once you have finalized the terms. Further, tell us whether you plan to file the Assignment and Assumption Agreement which is referenced in the Separation and Distribution Agreement

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has refiled the complete and final forms of Separation and Distribution Agreement and Transition Services Agreement, including the complete schedules, as exhibits 2.1 and 10.1 to the Registration Statement, respectively. The Company has also filed a copy of the form of Assignment and Assumption Agreement as exhibit 10.71 to the Registration Statement.

12.	Please note that we will need adequate time to review the terms of the agreements and the related descriptions in the Information Statement once the final and complete exhibits are filed and if necessary, comment upon your disclosure regarding the agreements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has now completed the description of all material agreements and has filed each as an exhibit to the Registration Statement, with the exception of the exhibits related to the proposed revolving credit facility. As previously indicated, the Company will not be in a position to finalize the credit facility prior to the date on which it expects to request effectiveness, but it expects to file binding commitment letters and a term sheet as exhibits in the next amendment to the Registration Statement, and will file the finalized credit agreement as an exhibit on Form 8-K following the effectiveness of the Registration Statement but in advance of the spin-off. The Company has, however, provided additional disclosure on pages 77 and 78 describing the expected material terms of the credit facility, and revised the risk factor on pages 17 and 18.

13.	Please tell us whether you plan to file any agreements with Tim Armstrong and Polar Capital Group, LLC regarding the transaction consideration to which Mr. Armstrong is entitled resulting from the company’s acquisition of Patch Media Corporation on June 10, 2009. It appears that this is a related party agreement required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please advise.

Response: The Company has filed the Agreement and Plan of Merger relating to the Patch Media Corporation acquisition as exhibit 10.68 to the Registration Statement. The Company has also filed related side letters between AOL LLC, The Polar Capital Group, LLC and Polar News Company, LLC dated June 10, 2009 and August 11, 2009, as exhibits 10.69 and 10.70, respectively.

14.	We note that you have omitted the schedules and exhibits to the Agreement and Plan of Merger with Bebo, Inc. dated March 12, 2008. Please file the schedules and exhibits or tell us why you have determined that these schedules and exhibits do not need to be filed pursuant to Item 601(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that Item 601(b)(2) does not require the filing of schedules and exhibits “unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” On this basis, the Company believes the schedules and exhibits to the Agreement and Plan of Merger with Bebo, Inc. are not required to be filed, as they do not contain information material to an investment decision that is not otherwise disclosed. In making this determination, the Company considered various factors, including (i) the relevance of the content of the schedules and exhibits to an investment decision in AOL, (ii) the fact that such information is dated as of early 2008, (iii) the fact that the representations, warranties and covenants to which the schedules relate will expire prior to the consummation of the spin-off, (iv) the fact that the merger has been completed and no stockholder vote or other action is being sought with respect to the acquisition, and (v) the fact that the existing disclosure in the Registration Statement reflects the historical financial impact of the acquisition for an extended period.

Please contact the undersigned at (212) 474-1788 with any questions you may have regarding the Registration Statement.

Sincerely,

Eric L. Schiele, Esq.

Mark P. Shuman

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copy to:

Jan Woo

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Melissa Walsh

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ira Parker

Executive Vice President, Corporate Secretary and General Counsel

AOL Inc.

770 Broadway

New York, NY 10003

Encls.

[FEDERAL EXPRESS]

Annex A

On behalf of AOL Inc. (the “Company”) and in connection with the filing of Amendment No. 2 to Form 10 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Timothy Armstrong
Name:	Timothy Armstrong
Title:	Chairman and Chief Executive Officer

Date: October 26, 2009